UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 23 December 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	23rd December 2010

AIB - Capital Update

DUBLIN, Ireland (23 December 2010) ("AIB") [NYSE:AIB]  -  Allied Irish Banks, p.l.c. ("AIB" or the "Company") has today received notice that the High Court issued a Direction Order (the "Order") under the Credit Institutions (Stabilisation) Act 2010 (the "Act") directing AIB to issue immediately approximately €3.7 billion (net of expenses) of new equity capital ("Capital Increase") to the National Pensions Reserve Fund Commission ("NPRFC"). The new shares to be issued to the NPRFC will comprise ordinary shares and convertible non-voting shares ("CNV shares"), to be issued at a price of €0.3793 per new ordinary share and €0.3396 per new CNV share.

This additional equity will ensure that AIB meets the year-end regulatory capital requirements of the Central Bank of Ireland. It is expected that the Capital Increase will be completed shortly. To facilitate completion before year-end, AIB's shareholders will not be entitled to subscribe for the new equity and pre-emption rights will be disapplied. The Order also includes a direction that AIB increases its authorised share capital and adopts amended articles of association in place of the existing articles of association of the Company to give effect to the Capital Increase.

The NPRFC Holding Following the Capital Increase

Pursuant to the Capital Increase, AIB will issue 675,107,845 new ordinary shares to the NPRFC. Upon closing of the Capital Increase, and in order to facilitate the ongoing disposal of AIB's Polish interests, the NPRFC will hold 49.9% of the ordinary shares of the Company, representing 876,220,621 ordinary shares. Following the Capital Increase, AIB will have a total number of 1,755,953,148 ordinary shares in issue. In addition, AIB will issue to the NPRFC a further 10,489,899,564 CNV shares, which will rank pari passu with the ordinary shares other than in respect of voting, and will be convertible into ordinary shares on a one-for-one basis. The NPRFC intends to increase its holding in AIB's ordinary shares by converting all of the CNV shares following completion of the sale of AIB's Polish interests. This would increase the NPRFC's ownership of the ordinary shares of the Company to 92.8%.

Further Capital Measures to be Undertaken by AIB

Pursuant to the Capital Increase, AIB will receive net proceeds of approximately €3.7 billion and will be required to generate approximately €6.1 billion of additional equity capital in order to meet its revised PCAR equity capital requirement of €9.765 billion, as announced on 28 November 2010. AIB is considering a number of options to fulfill this requirement prior to 28 February 2011, including the possibility of issuing further new shares to the State and undertaking liability management exercises in relation to its subordinated capital.

Preference Shares

It is also anticipated that prior to 28 February 2011, subject to receipt of appropriate authorities, the NPRFC will convert up to €3.5 billion of its existing 2009 Preference Shares into ordinary or CNV shares at a price of €0.342 per share.

Delisting from the Official List and Main Market of the London Stock Exchange and Move to the Enterprise Securities Market of the Irish Stock Exchange

The High Court has directed AIB to apply to cancel its listing of ordinary shares on the Main Securities Market of the Irish Stock Exchange ("ISE") ("Irish Main Market Delisting") and to apply for admission to trading on the Enterprise Securities Market ("ESM") of the ISE.

The High Court has also directed AIB to apply to cancel the admission of its ordinary shares to the Official List maintained by the UK Financial Services Authority and to cancel trading on the main market of the London Stock Exchange ("LSE") ("UK Delisting").

The Capital Increase by year-end is, in the opinion of AIB's Board of Directors, critical for the continued activities of the Company and cannot be fully completed while AIB remains listed on the main markets of the ISE and LSE. Given the current financial position of AIB, the Capital Increase is required to ensure that AIB complies with the minimum regulatory capital requirements of the Central Bank of Ireland at 31 December 2010. Failure to complete the transaction prior to year-end would likely prompt further action from the Irish State, including the possibility of full nationalisation. As a result, the Company believes that cancellation of the main market listings is in the best interests of AIB and its stakeholders as a whole.

The Company and the State wish to ensure that shareholders retain access to a public trading facility for their shares. Shareholders' ownership of the existing ordinary shares will be unaffected by this move. The Company will advise all shareholders of this move to the ESM in a letter to be sent to shareholders by year-end. In the meantime, information in the form of questions and answers will shortly be made available on the Company's investor relations website.

The proposed admission to trading on the ESM will mean that AIB will continue to have market oversight, disclosure and reporting obligations. It will also facilitate AIB's intention to maintain investor relationships and market analyst coverage.

The ordinary shares will continue to trade on the ISE up to and including 25 January 2011. It is expected that the Company will be delisted from the Main Securities Market of the ISE following the close on 25 January 2011, being 20 business days from the date of this announcement and that the Company currently expects to be admitted to trading on the ESM on 26 January 2011.

Given the timetable for the Capital Increase, the Company will not therefore seek shareholder approval for the UK Delisting in reliance on UK Listing Rule 5.2.7. The Company's ordinary shares will continue to trade on the LSE up to and including 25 January 2011. Following the UK Delisting, the Company's ordinary shares will trade on the ESM.

The Sale of AIB's Polish Interests

In the Order, the High Court has directed AIB to complete the sale of its Polish interests to Banco Santander S.A. pursuant to the Share Purchase Agreement dated 10 September 2010 when all the regulatory conditions other than the approval of AIB's shareholders have been satisfied, but not before the admission to trading on the ESM and the UK Delisting have occurred.  As a result, there will not be a requirement for shareholder approval, an associated circular or an extraordinary general meeting in order to complete that sale.

Cancellation of NPRFC Warrants

In connection with the Capital Increase, the Company has agreed with the Minister and the NPRFC that the 294,251,819 warrants to subscribe for ordinary shares in AIB, granted to the NPRFC as part of the Government's 2009 €3.5 billion recapitalisation, are to be cancelled in consideration of the payment of approximately €52.5 million by AIB to the NPRFC.

The AIB Board of Directors

AIB's Board of Directors acknowledges the continued support of the Minister for Finance and the Irish State. It notes its new duty under the Act to have regard to the public interest in the performance of their functions and, if that public interest conflicts with the best interests of the Company, that the new statutory requirement provides for the public interest to prevail.

- ENDS -

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

IMPORTANT INFORMATION

This is not a prospectus, circular or other equivalent document.  You should not rely on any information as set out in this announcement. This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities, nor shall there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such jurisdiction. No ordinary shares or CNV shares have been marketed to, nor are any available for purchase in whole or in part by, the public in Ireland, the United Kingdom or elsewhere in connection with the Order, the Capital Increase, Irish Main Market Delisting, UK Delisting or AIB's  application for admission to the ESM (the "Admission").

The contents of this announcement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This announcement is for your information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

It is anticipated that Morgan Stanley & Co. International plc will act as ESM adviser to AIB and Morgan Stanley Securities Limited (together with Morgan Stanley & Co. International plc, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority) ("Morgan Stanley") will act as corporate broker to AIB in relation to the Admission. AIB Corporate Finance Limited ("AIB Corporate Finance") (which is regulated in Ireland by the Central Bank of Ireland) is acting as financial advisor to AIB in relation to the Admission.

Morgan Stanley and AIB Corporate Finance anticipate acting in the aforementioned capacities for AIB and no one else in connection with the Admission and will not regard any other person (whether or not a recipient of this announcement) as their respective client in relation to the Admission and will not be responsible to anyone other than AIB for providing the protections afforded to their respective clients or for providing advice in relation to the Admission or any other matter referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Morgan Stanley or AIB Corporate Finance by the ESM Rules or the Listing Rules, neither Morgan Stanley nor AIB Corporate Finance accepts any responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by Morgan Stanley or AIB Corporate Finance, or on Morgan Stanley's or AIB Corporate Finance's behalf, in connection with AIB, the Order, the Capital Increase, Irish Main Market Delisting, UK Delisting or the Admission, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Morgan Stanley and AIB Corporate Finance accordingly disclaim to the fullest extent permitted by law and under the ESM Rules and the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this announcement and any such statement.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, Morgan Stanley, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility whatsoever or makes any representation or warranty, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by Morgan Stanley, or AIB Corporate Finance, or on Morgan Stanley's or AIB Corporate Finance's behalf, or by any Relevant Person or on any Relevant Person's behalf in connection with AIB or the Admission, and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Each Relevant Person accordingly disclaims to the fullest extent permitted by law and under the ESM Rules and the Listing Rules all and any responsibility and liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document and any such statement.

The release, publication or distribution, in whole or in part, directly or indirectly, of this announcement in jurisdictions other than Ireland, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is not and does not constitute an invitation or offer of securities to any persons, including persons in the United States.  The securities discussed herein have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act") or under any securities laws of any state or other jurisdiction of the United States and  may not be offered or sold directly or indirectly, within the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with the securities laws of any state or other jurisdiction of the United States.  There will be no public offer in the United States.

This announcement contains "forward-looking statements", within the meaning of Section 27A of the US Securities Act and Section 21E of the US Securities Exchange Act of 1934, regarding the belief or current expectations of AIB, AIB's Directors and other members of its senior management about AIB's business, financial condition, results of operations, certain plans or objectives and other details relating to the Admission and the transactions described in this announcement.These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.Forward-looking statements sometimes use words such as "may", "could", "will", "aim", "expect", "intend", "estimate", anticipate", "believe", "plan", "seek", "continue", "target" or other words of  similar meaning. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by applicable law, regulation or regulatory body, AIB does not have any obligation to announcement or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any announcements or revisions to any forward-looking statement contained in this announcement or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 23 December 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.